S. Y. BANCORP, INC.

1040 East Main Street

Louisville, Kentucky  40206

June 5, 2009

Ms. Kathryn McHale

Mail Stop 4561

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:       S.Y. Bancorp, Inc.

            Form 10-K for the year ended December 31, 2008

            Form 8-K furnished April 22, 2009

            Form 10-Q for the quarter ended March 31, 2009

            File No. 001-13661

Dear Ms. McHale:

We are responding to your letter dated May 26, 2009 regarding your review of the documents listed above. In accordance with your request, our response keys to your comments.

Form  10-K for the year ended December 31, 2008

Item 11. Executive Compensation, page 79

Specific Elements of Compensation and How Performance Impacts Each, page 13 of Definitive Proxy Statement on Schedule 14A

1.   Please tell us why you have not disclosed certain of the performance targets utilized in determining annual cash incentive compensation for your named executive officers for the 2008 fiscal year. For example, you have not disclosed the information the matrix used to compute annual cash incentive compensation for certain of your named executive officers. To the extent you  believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response:

We have chosen not to disclose performance targets utilized in determining annual cash incentives for named executive officers for 2008. We believe to do so would cause competitive harm to the Company and shareholders by providing competitors with access to information which would allow them to develop more attractive compensation packages for our key executives. Competitors could derive a better understanding of the compensation structure of the Company and the likelihood that the Company will be able to pay annual incentive awards to its executive officers. Such knowledge would enable the Company's competitors to attract the Company's key personnel away from the Company. The Company's competitors could also use the knowledge to structure their compensation and bonus programs in such a way as to more effectively compete against the Company for talent in the workforce going forward. As noted in the proxy statement, the performance targets are aggressive and considered relatively difficult to achieve.  This increases the risk of potential harm from a competitor who might offer a more lucrative incentive arrangement with more easily attainable goals.

Certain of the Company's competitors are private companies, and their incentive compensation structures are not made publicly available. Thus, their possession of the Company's specific numerical goals tied to compensation could result in an unfair advantage to the Company's competitors and disadvantage the Company's efforts to effectively provide incentive and retain its key talent.

The market for executive personnel in the banking industry, particularly within the geographic market in which the Company primarily operates, is highly competitive.  The Company's senior executives are critical to its success as noted in the risk factor discussion in the 2008 Form 10-K. Our ability to retain executive officers and the current management teams of each of our lines of business will continue to be important to successful implementation of our strategies.  The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial results.  Additionally, as noted in the proxy statement, base salaries are set at a range between the 50th and 75th percentiles relative to peers. Thus the relative importance of cash incentives to the executives' total annual compensation opportunity is significant.

In conclusion, the competitive harm to the Company and its shareholders from disclosure of performance targets utilized in determining annual cash incentives for named executive officers could be significant.

Item 13. Certain Relationships and Related Transaction, and Director Independence, page 80

Transactions with Management and Others, page 27 of Definitive Proxy Statements on Schedule 14A.

2.   We note the disclosure on page 27 that loans were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  Refer to Instruction 4(c) to Item 404(a) of Regulation S-K

Response:

We confirm and will revise future filings to disclose that loans made to directors and officers of the Company and bank were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.

Exhibits 31.1 and 31.2

3.   We note that Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, you have included the titles of the certifying officers, added the word "annual" throughout the certification, added the word "we" in paragraph 4 and deleted the parenthetical in paragraph 4(d). We noted similar modification in Exhibits 31.1 and 31.2 to the Form 10-Q for the quarterly period ended March 31, 2009. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Response:

In future filings we will ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Form 8-K filed April 22, 2009

4.   We note your presentation of "tangible common equity" in this Form 8-K and in your Form 10-K for the quarter ended March 31, 2009. This ratio appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to present this non-GAAP measure in the future, the staff notes the following:

--    To the extent the ratio is disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements.

--    To the extent that you plan to disclose the ratio in future filings Future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

--    To the extent you disclose or release publicly any material information that includes a non-GAAP measures you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

Response:

To the extent we present "tangible common equity" or any other item deemed to be a non-GAAP measure in:

--    Future filings with the Commission, we shall comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements.

--    Future Item 2.02 Form 8-Ks, we shall provided all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

--    Future disclosures or releases we shall be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

In connection with responding to your comments, we acknowledge:

--    that the Company is responsible for the adequacy and accuracy of the disclosures in our filings,

--    that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and

--    the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under ht federal securities laws of the United States.

We hope we have sufficiently addressed your comments; however, should you have additional comments after reviewing our responses, please let us know and we will address those promptly.

Very truly yours,

S.Y. Bancorp, Inc.

/s/ Nancy B. Davis

Nancy B. Davis

Executive Vice President and Chief Financial Officer